File Pursuant to Rule 433
Issuer Free Writing Prospectus Dated: November 15th 2024
Relating to Preliminary Prospectus Dated: November 12th 2024
Registration No.: 333-281271

VENU


Ford
AMPHITHEATER

INVESTOR PRESENTATION

NOVEMBER 2024

BRINGING LUXURY OUTDOOR ENTERTAINMENT VENUES TO THE NATION

FORWARD LOOKING STATEMENTS

This presentation includes forward-looking statements that involve substantial risks and uncertainties. All statements other than statements of historical facts contained in this presentation, including statements regarding Venu Holding Corporation (the "Company") and its industry, position, goals, strategy, future operations, future financial position, plans, future revenues, estimated costs, prospects, margins, profitability, capital expenditures, liquidity, capital resources, plans and objectives of management are, or may deemed to be, forward-looking statements. Any words "anticipate," "believe," "continue," "could," "effort," "estimate," "expect," "forecast," "goal," "guidance," "intend," "may," "objective," "outlook," "plan," "potential," "predict," "projection," "should," "target," "trajectory," "will" or the negative of these terms or other comparable terms as they relate to the Company, are intended to identify forward-looking statements. However, the absence of these words does not mean that the statements are not forward-looking. The Company has based these forward-looking statements largely on the Company's current expectations and projections about future events and financial trends that it believes may affect the Company's financial condition, results of operations, business strategy and financial needs, including current expectations and assumptions regarding, as of the date such statements are made, the Company's current and future restaurants, music halls, and amphitheater projects, and the Company's future financial and operating performance, strategic and competitive advantages, leadership and future opportunities, as well as the economy and other future events or circumstances.

You should not rely upon forward-looking statements as predictions of future events. Although the Company believes that the expectations reflected in the forward-looking statements are reasonable, the Company cannot guarantee future results, level of activity, performance or achievements. In addition, neither the Company nor any other person assumes responsibility for the accuracy and completeness of any of these forward-looking statements. Forward-looking statements involve a number of risks, uncertainties and other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. Certain risks and uncertainties that the Company faces can be found in the Registration on Form S-1 (file No. 333-281271) filed with the Securities and Exchange Commission, as it may be amended from time to time. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by the Company or any other person that the Company will achieve its objectives and plans in any specified time frame, or at all. These forward-looking statements speak only as of the date of this presentation. Except as required by law, the Company assumes no obligation to update or revise these forward-looking statements for any reason, even if new information becomes available in the future.

In this presentation, the Company may rely on and refer to information regarding its industry and the market for its products and services in general from publicly available information. Although the Company believes that this information is reliable, it cannot guarantee the accuracy and completeness of this information, and it has not independently verified such information. Some data may also be based on the Company's good faith estimates.

FREE WRITING PROSPECTUS

This presentation highlights basic information about Venu Holding Corporation, ("Venu" or the "Company") and the offering to which this presentation relates. As this presentation is a summary, it does not contain all of the information that you should consider before investing in our securities. The Company has filed its Registration Statement on Form S-1 (File No.333-281271) ("Registration Statement"), including a preliminary prospectus, dated November 12th 2024 (the "Preliminary Prospectus"), with the U.S. Securities and Exchange Commission (the "SEC") for the offering to which this presentation relates. Before you invest, you are encouraged to read the Registration Statement, the Preliminary Prospectus and, when available, the final prospectus, including the risk factors therein, and other documents that the Company has filed with the SEC for more complete information information about the Company and this offering. Prospective investors are able to access these documents, including the Preliminary Prospectus, by proceeding to the EDGAR section of the SEC website (www.sec.gov/edgar). Alternatively, the Company and the Underwriter of this offering can arrange to deliver the Preliminary Prospectus and, when available, the final prospectus and/or any supplements thereto by contacting ThinkEquity, Prospectus Department, 17 State Street 41st Floor, New York, New York 10004, telephone (877) 436-3673 or email: prospectus@think-equity.com.

This presentation does not constitute an offer or invitation for the sale or purchase or to engage in any other transaction with VENU or its affiliates. The information in this presentation is not targeted at any residents of any particular country or jurisdiction and is not intended for distribution to, or use by, any person in any jurisdiction or country where such distribution or use would be contrary to local law or regulation. The offering is being made only by means of a prospectus. Any decision to purchase the Company's securities in the proposed offering should be made solely on the basis of the information contained in such prospectus.

OFFERING SUMMARY

Issuer:	VENU Holding Corportion
Proposed Listing	NYSE American: VENU
Expected Offering Size	1,000,000 Common Shares
Expected Price	$10.00 per Share
Over-Allotment Option	15% (100% Primary Shares)
Use of Proceeds	• Working capital and general corporate purposes, which includes general market expansion and due diligence costs necessary to explore the opening of new restaurant, entertainment, and music venues in certain metropolitan areas • Expand the Company's business operations • Further develop the Company's services • Promote the Company's business
Sole Book-Runner	ThinkEquity

VENU

THE MOST DISRUPTIVE MUSIC VENUE BUILDER ON EARTH

The global live music market is projected to grow to $35.1 billion this year, including ticket sales and sponsorships, and to $51.7 billion by 2030, according to Goldman Sachs.[1]

Concert ticket prices have nearly doubled over the past decade, and the trend has accelerated, with the average ticket for the top 100 tours in North America increasing more than 40% over the past five years to $135.88, according to Pollstar.[1]

We're constructing outdoor music venues that redefine the industry and trailblazing a unique concert experience with our luxurious fire pit suites, which offer the option of ownership.

Our amphitheaters have garnered acclaim in esteemed national and local publications

THE WALL STREET JOURNAL. The New York Times billboard venues NOW VARIETY

The Dallas Morning News THE DENVER POST

[1] Source: The Wall Street Journal - Article by Anne Steele - 06.23.2024

LEADERSHIP

Officers



JW ROTH
FOUNDER, CHAIRMAN, AND CEO

JW Roth, a fifth-generation Colorado native, is the Founder, Chairman and CEO of VENU. Mr. Roth has been with the Company since its inception in March 2017 in his current role of Founder and CEO. Mr. Roth became Chairman of the Board upon the Board's inception on April 5, 2021. Mr. Roth is also the Founder and Chairman of Roth Industries, LLC, an 85-ton per week prepared foods plant located in Colorado Springs, Colorado.

Additionally, Mr. Roth is the sole manager and 50 percent shareholder of Centennial Standard Real Estate Company and co-manager of Touch 4 Partners, LLC, a venture capital investment fund. Mr. Roth has been featured in such publications as the New York Times, VenuesNow, Billboard Magazine, Wall Street Journal, Fortune Magazine, and more than 50 business journals throughout the United States.

He's made multiple appearances on CNBC and Bloomberg Television and was named to the Venues Now 2022 All-Stars List.



HEATHER ATKINSON
CHIEF FINANCIAL OFFICER

Heather Atkinson is the CFO and Secretary and Treasurer of VENU since its inception in March 2017. She began serving as a Director of the Company on April 5, 2021. She also serves as Director and Treasurer of Roth Industries, LLC. In addition to Mrs. Atkinson's role with VENU and Roth Industries, she serves as the treasurer to Hospitality Income and Asset, LLC and 13141 BP, LLC, the entities which are the landlords to BBST, BBP, and Notes. Prior to joining VENU and Roth Industries, LLC,

Ms. Atkinson was the Controller, Secretary and Treasurer of Accredited Members Acquisition Corporation and subsidiaries and its predecessor, Accredited Members Holding Corporation. Ms. Atkinson has over 20 years of accounting, finance, and financial reporting experience in both public and private companies including consolidations, shareholder relations, SEC reporting, internal and external financial statement reporting, budgeting, cash forecasting, mergers and acquisitions, and restructuring and international accounting while working closely with the outside audit and legal firms.

She is a licensed CPA and holds a Bachelor of Science degree in Accounting from Evangel University.



WILLIAM HODGSON
PRESIDENT

William Hodgson is President of Venu Holding Company (VENU), is responsible for driving the company's strategic growth and overseeing all day-to-day operations. With over 25 years of experience in the live music industry, Will's career began in investment banking before transitioning to the concert and hospitality business.

His decades of experience spans across many sectors of entertainment, getting a start early on with Front Gate Tickets in Austin, Texas, where he contributed to ticketing solutions for high-profile festivals such as Austin City Limits and Lollapalooza, as well as numerous independent venues nationwide. Will spent 15 years at leading entertainment company, Live Nation, where he served as Head of House of Blues Entertainment. Under his leadership, he drove significant revenue growth and established strategic direction for dozens of iconic venues.

ABOUT VENU

WHERE LIVE ENTERTAINMENT, DINING, AND LUXURY CONVERGE

VENU is an entertainment and hospitality holding company based in Colorado Springs, CO

- Designs, develops, owns, and operates up-scale music venues, outdoor amphitheaters, and full-service restaurants and bars, either directly or through third-party operators
- Original indoor intimate music and event venue concept provided entry into the live-entertainment venue business
- Primary focus going forward is developing larger outdoor amphitheaters that will attract major national-touring entertainers and will be managed by leading music and entertainment events presenters
- Currently operating and opening 13 music venue or hospitality locations across the United States:
    - Entertainment campuses in Colorado Springs, CO, and Gainesville, GA that combine an indoor mid-size concert venue The Hall at Bourbon Brothers, a Bourbon Brothers Smokehouse & Tavern restaurant, and Notes Eatery restaurant (in Colorado Springs)
    - Ford Amphitheater, an 8,000-person open-air amphitheater in Colorado Springs opened in August 2024, where Roth's Seafood & Chophouse restaurant, Brohan's bar and Notes Hospitality Collection event space will be opened in 2025
    - Four additional amphitheaters opening in 2025 and 2026 in Oklahoma and Texas





VENU IN DETAIL



MUSIC HALLS
BARS
RESTAURANTS
FINE DINING & HOSPITALITY
OUTDOOR MUSIC AMPHITHEATERS
OPENING IN 2025 OR 2026

6	Current Venues Operating
270	Total Shows & Events scheduled for 2024
79,000	Total Seating Capacity across our five outdoor Music Amphitheaters (once fully opened in 2026)
191,595	Total Concert Attendance between the two Music Halls and the Ford Amphitheater
4	Restaurant & Bar concepts operating or opening through 2025
5	Sunset Amphitheaters operating or opening through 2026

MUSIC VENUES CONCEPT

MUSIC HALLS

- Indoor, intimate music and event venues that accommodate up to approximately 1,400 guests
- Venue category includes: National touring artists, tribute bands or dueling pianos, corporate functions, or weddings


THE HALL
AT BOURBON BROTHERS
PHIL LONG
Music Hall
AT BOURBON BROTHERS

OUTDOOR MUSIC AMPHITHEATERS

- Offers higher-end amenity options that accommodate 8,000, 12,500, and 20,000 guests
- Designed with special acoustics, premium seat packages, and luxurious suites intended to amplify music and entertainment experiences
- Attracts major national-touring entertainers and will be managed by leading music and entertainment events presenters


Ford
AMPHITHEATER
SUNSET
AMPHITHEATERS

RESTAURANTS CONCEPTS

FLAGSHIP

- Full-service restaurant concept
- Serving American classics and Southern staples accompanied by selection of bourbons, ryes, and whiskies as well as local beers


BOURBON BROTHERS
SMOKEHOUSE & TAVERN

UPSCALE

- Five-star, fine dining concept with a luxurious restaurant space
- It offers west-facing, floor-to-ceiling windows, which provide premium views of the main stage of Ford Amphitheater and the Rocky Mountains
- Anticipated opening in mid 2025


Roth's
Seafood & Chophouse

ELEVATED

- Cocktail bar and lounge with premium views of the Ford Amphitheater concert stage
- Elevated environment for personal or business use, complemented by exceptional service in a comfortable yet classy lounge space
- Anticipated opening in mid 2025


BROHANS

HOSPITALITY SUITE CONCEPT

NOTES HOSPITALITY COLLECTION

- Features two, approximately 5,000-square foot configurable spaces for premier venue rental location for hosting: corporate events, weddings, trade shows, conventions, and other events
- Part of a mixed-use development where Roth's and Brohan's, interior and exterior images shown*, will operate adjacent to Ford Amphitheater
- Anticipated opening in mid 2025


BROHAN'S






Roth's Seafood & Chophouse


Roth's



* Rendered images

VENUE OPENING DATES





EASTON CORBIN




2017
- Bourbon Brothers Smokehouse & Tavern, CO

2019
- Bourbon Brothers Presents, CO

2021

2022
- Notes Eatery, CO

2023
- Bourbon Brothers Smokehouse & Tavern, GA
- Bourbon Brothers Presents, GA

2024
- Ford Amphitheater, CO

2025*
- Sunset Amphitheater[2] Broken Arrow, OK
- Roth's Seafood & Chophouse, CO
- Brohan's, CO
- Notes Hospitality Collection, CO

2026*
- Sunset Amphitheater[2] McKinney, TX
- Sunset Amphitheater[2] El Paso, TX
- Sunset Amphitheater[2] Oklahoma City, OK

* Anticipated activity across 2025-2026
[2] Sunset Amphitheaters are subject to change once the naming rights have been sold

HOW DO WE DO IT

Allows the construction of our new venues to be funded without any construction loans to date.

Financial & Acquisition Strategy

FINANCIAL PARTNERSHIPS WITH MUNICIPALITIES

- Working with local government through financial incentives to develop venues in high-growth areas intended to spur the local economy.

PRE-SALES OF NAMING RIGHTS, SPONSORSHIPS, AND SUITE OWNERSHIP

- By selling the naming rights to its venues, VENU generates capital that can be used to finance development-related costs.
- Developed a menu of sponsorship inventory at each BBP location and sponsors' logos are painted on the surface of the sponsored table, making excellent advertising opportunity for corporate sponsors.
- Cost of naming rights per outdoor amphitheater range from approx. $1,000,000 per year to up to $2,000,000.
- VENU also accumulates capital by pre-selling ownership rights to the firepit suites at its planned outdoor amphitheaters, raising a total of $30,000,000 in the case of Ford Amphitheater.
- Most of the funds acquired are used to for construction-related purposes and will continue to implement this strategy for other outdoor amphitheater sites.

DEBT FINANCING

- Based on the land sales negotiated with municipalities, VENU believes it can acquire land inexpensively, or see land contributed by municipalities.
- Together with the funding opportunities above, VENU believes it is uniquely positioned to access debt on attractive terms to finance any other unfunded construction costs.

Site Selection Strategy

DISCIPLINED PROCESS WITH STRICT CRITERIA FOCUSING ON:

- Markets that are materially undervalued with few or no competing entertainment properties.
- Local municipalities are willing to partner financially with VENU to attract the type of entertainment amenities that VENU offers. Focused on investments in entertainment districts as part of its long-term city plans.
- Demographic profile of the community meets the age and household-income markers that VENU believes are most conducive to establishing a successful, well-attended music and entertainment venue.
- The location is conducive to VENU's overall act-routing strategy.

SOURCES OF REVENUE

Our venues generate a variety of revenue streams.

Ticket Sales & Fees

Fee Income

Sponsorships

Venue Rentals

Food & Beverage Sales

Naming Rights

Parking Fees

OUR PARTNERS

AEG PRESENTS

- VENU strategically contracted with a subsidiary of the Anschutz Entertainment Group ("AEG"), a major music and entertainment events presenter, to operate Ford Amphitheater in Colorado
- The exclusive operating agreement with AEG grants AEG the exclusive right to operate and use Ford Amphitheater for events and provides for a defined split of the venue's profits and losses between VENU and AEG
- AEG will be a valuable partner and will attract top entertainment to the Company's first outdoor amphitheater
- Operator will use commercially reasonable efforts to produce a minimum of 30 events per year
- VENU may terminate the agreement early if the targeted number of events or number of attendees is not met.

Colorado Springs Olympic City USA · Broken Arrow Where opportunity lives · McKinney Texas Unique by nature. · EP TX City of El Paso · axs · ticketmaster · Ford · Budweiser · Kaiser Permanente · aramark · Coca-Cola · Jack Daniel's

INCOME STATEMENT

	For the six months ending June 30		For the years ended December 31	
FINANCIAL SUMMARY ($USD)	2024	2023	2023	2022
Revenues				
Restaurant including food and beverage revenue	5,404,194	3,814,637	9,522,523	6,809,218
Event center ticket and fees revenue	2,660,656	877,514	3,075,141	1,847,649
Rental and sponsorship revenue	50,131	82,045		
Total Revenues	**$ 8,114,981**	**$ 4,774,196**	**$ 12,597,664**	**$ 8,656,867**
Operating Costs				
Food and beverage	1,248,412	818,081	2,216,359	1,491,951
Event Center	1,291,470	226,479	1,072,909	767,065
Labor	2,205,962	1,383,808	3,667,095	2,421,444
Rent	642,564	500,818	815,233	676,175
Operating Expenses*	18,829,788	6,515,888	14,081,000	6,887,768
Depreciation and amortization	1,215,793	714,155	1,887,236	1,176,552
Operating Income (Loss)	**$ (17,319,008)**	**$ (5,385,033)**	**$ (11,132,168)**	**$ (4,764,088)**
Net Income (Loss)	**$ (21,085,184)**	**$ (5,436,818)**	**$ (11,386,793)**	**$ (8,018,333)**

Six months ended June 30, 2024 results represents only locations in Colorado Springs, CO, and Bourbon Brothers Presents, GA., and development activities. Ford Amphitheater opened in August 2024 and other venues expected to open in 2025 and 2026. * Includes non-cash equity-based compensation costs equal to $10,254,806 and $184,006 for the periods ended June 30, 2024 and June 30, 2023, respectively, and $392,520 and $958,680 for the periods ended December 31, 2023 and December 31, 2022, respectively.

BALANCE SHEET

	As of June 30, 2024
Cash	42,755,893
Other Current Assets	448,980
Operating lease right-off-use assets, net	1,368,661
Investments in related parties	550,000
Property and equipment, net	96,398,677
Total other assets	295,514
Total Assets	**$ 141,817,725**
Accounts payable	10,418,510
Accured expenses	555,841
Accured payroll and payroll taxes	233,308
Deferred revenue	1,270,459
Operating lease liabilty	1,401,807
Long-term debt	8,088,752
Convertible debt	7,733,240
Licensing liability	4,500,000
Total Liabilities	**$ 34,201,917**
Common Stock	35,862
Additional paid in captial	110,077,062
Accumulated deficit	(37,141,490)
Treasury Stock, at cost	(76)
Non controlling interest	34,644,450
Total Stockholders' Equity	**$ 107,615,808**

PRE-IPO CAPITALIZATION TABLE

As of the Date of the Prospectus	
Common Stock[1]	36,421,871
Warrants (WAEP: $5.80)	5,186,291
Fully Diluted Shares	**41,608,162**

[1] Includes 36,038,215 common shares and 383,656 shares of Class B Non-Voting Common Stock, exchangeable into an equal number of shares of Common Stock, and excludes up to 1,000,000 shares of Common Stock that are issuable upon optional conversion of a convertible promissory note at the rate of $10.00 per share.

INVESTMENT HIGHLIGHTS

Elevating customers live music and entertainment experience

Attracting top-tier entertainment by partnering with premier music and entertainment presenters

Adhering to strict site-selection criteria when expanding to new markets

Obtaining financial incentives from municipalities

Operating and opening complimentary bar, restaurant and hospitality concepts

Pre-selling naming rights, sponsorships, and suites


THANK YOU
VENU

BRINGING LUXURY OUTDOOR ENTERTAINMENT VENUES TO THE NATION

VENU Holding Corporation, 1755 Telstar Drive, Suite 501. Colorado Springs, CO 80920

www.venu.live



APPENDIX

SUNSET AT BROKEN ARROW AMPHITHEATER
GROUND BREAKING - OCTOBER 2024




SUNSET
AMPHITHEATER
BROKEN ARROW






VENU




VENU
FAN FOUNDED.
FAN OWNED.
SUNSET
AMPHITHEATER
BROKEN ARROW

FORD AMPHITHEATER


Ford
AMPHITHEATER

FORD AMPHITHEATER
OPENING - AUGUST 2024




AMPHITHEATER











FORD AMPHITHEATER - 2024 PERFORMANCES



ONEREPUBLIC
Live In Concert
SOLD OUT
Fri, Aug 9
SOLD OUT
Sat, Aug 10
THIRD NIGHT ADDED
Sunday, August 11
Sunset Amphitheater - Colorado Springs, CO



The Beach Boys
ENDLESS SUMMER GOLD
FRI. AUGUST 16
SUNSET AMPHITHEATER
COLORADO SPRINGS



WALKER HAYES
SAME DRUNK TOUR
SAT. AUGUST 17
SUNSET AMPHITHEATER



DAYTRIPPIN IN PARADISE
IRATION
PEPPER
DENM
ARTIKAL SOUND SYSTEM
AUGUST 18, 2024
SUNSET AMPHITHEATER
COLORADO SPRINGS, CO
IRATIONMUSIC.COM



LAUREN DAIGLE
THE KALEIDOSCOPE NIGHTS
AUGUST 23
SUNSET AMPHITHEATER



PRIMUS
WITH SPECIAL GUEST
FANTASTIC NEGRITO
SATURDAY AUGUST 24
SUNSET AMPHITHEATER



JOHN FOGERTY
CREEDENCE CLEARWATER REVIVAL
WITH SPECIAL GUESTS
GEORGE THOROGOOD
HEARTY HAR
THE CELEBRATION TOUR
AUGUST 27
SUNSET AMPHITHEATER



DIERKS BENTLEY
GRAVEL & GOLD TOUR
CHASE RICE
ZACH TOP
FRIDAY, AUGUST 30
SUNSET AMPHITHEATER



ROBERT PLANT
ALISON KRAUSS
SUNSET AMPHITHEATER
Can't Let Go Tour 2024
SATURDAY, AUGUST 31st
COLORADO SPRINGS, CO



JIM GAFFIGAN
BARELY ALIVE TOUR
Friday, September 13
Sunset Amphitheater



PENTATONIX
SUNDAY, SEPTEMBER 15
SUNSET AMPHITHEATER



CAGE THE ELEPHANT
WILLOW AVALON
THURSDAY, SEPTEMBER 19, 2024
FORD AMPHITHEATER, COLORADO SPRINGS, CO



BARENAKED LADIES
IN FLIGHT TOUR 2024
WITH SPECIAL GUEST
TOAD THE WET SPROCKET
SATURDAY, SEPTEMBER 21 SUNSET AMPHITHEATER
AXS.COM



STEVE MILLER BAND
FRIDAY SEPTEMBER 27
SUNSET AMPHITHEATER



ZZ TOP
THE SHARP DRESSED SIMPLE MAN TOUR
WITH SPECIAL GUEST
SAT. SEPTEMBER 28
SUNSET AMPHITHEATER



FOR KING + COUNTRY LIVE
SUNDAY, SEPT 29, 2024
FORD AMPHITHEATER, COLORADO SPRINGS, CO



JUKE BOX HERO
COLD AS ICE
HOT BLOODED
I WANT TO KNOW WHAT LOVE IS
WAITING FOR A GIRL LIKE YOU
FEELS LIKE THE FIRST TIME
FOREIGNER
SPECIAL GUEST
Loverboy
OCTOBER 2
SUNSET AMPHITHEATER



Ivan Cornejo
MIRADA
FORD AMPHITHEATER



GODSMACK
WITH SPECIAL GUESTS
NOTHING MORE
FLAT BLACK
OCTOBER 17
FORD AMPHITHEATER